Delek Logistics Partners, LP

7102 Commerce Way

Brentwood, Tennessee 37027

October 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: H.	Roger Schwall, Assistant Director

   Division of Corporation Finance

Re:	Delek Logistics Partners, LP

Registration Statement on Form S-1

File No. 333-182631

Dear Mr. Schwall:

On behalf of Delek Logistics Partners, LP (the “Registrant”) pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern time, on Thursday, November 1, 2012, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DELEK LOGISTICS PARTNERS, LP

By:	Delek Logistics GP, LLC
its general partner

By:	/s/ Andrew L. Schwarcz

Andrew L. Schwarcz
Executive Vice President, General Counsel and Secretary

cc:	Mark B. Cox (Executive Vice President and Chief Financial Officer of Registrant)

Gerald M. Spedale, Baker Botts L.L.P. (Registrant’s counsel)

Catherine S. Gallagher, Vinson & Elkins L.L.P. (Underwriters’ counsel)